ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three and Nine Months ended September 30, 2023

Q3 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2023	December 31, 2022
A S S E T S
Current Assets
Cash and cash equivalents	$215.9	$129.8
Equity securities	14.0	18.6
Amounts receivable (note 3)	45.9	37.2
Inventory (note 4)	269.9	234.2
Other current assets (note 5)	13.7	16.2
Assets held for sale	—	5.0
Total Current Assets	559.4	441.0

Non-Current Assets
Mineral property, plant and equipment (note 6)	3,293.6	3,173.8
Other non-current assets (note 7)	57.2	59.4
Total Assets	$3,910.2	$3,674.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 8)	$178.8	$181.2
Income taxes payable	49.0	0.7
Total Current Liabilities	227.8	181.9

Non-Current Liabilities
Deferred income taxes	688.7	660.9
Decommissioning liabilities	114.9	108.1
Other non-current liabilities	2.3	2.2
Total Liabilities	1,033.7	953.1

E Q U I T Y
Share capital (note 9)	$3,731.7	$3,703.8
Contributed surplus	88.4	90.7
Accumulated other comprehensive loss	(29.5)	(24.8)
Deficit	(914.1)	(1,048.6)
Total Equity	2,876.5	2,721.1
Total Liabilities and Equity	$3,910.2	$3,674.2
Commitments (note 15)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
OPERATING REVENUES	$256.2	$213.6	$768.7	$589.3

COST OF SALES
Mining and processing	108.3	104.2	323.9	288.8
Inventory net realizable value adjustment	—	11.6	—	33.9
Royalties (note 15)	2.5	2.4	7.5	6.9
Amortization	47.2	49.9	139.6	125.9
	158.0	168.1	471.0	455.5
EXPENSES
Exploration	7.5	4.7	16.1	15.8
Corporate and administrative	6.3	6.4	20.0	18.7
Share-based compensation	1.8	4.5	15.4	11.2
Impairment	—	—	—	38.2
	173.6	183.7	522.5	539.4
EARNINGS FROM OPERATIONS	82.6	29.9	246.2	49.9

OTHER EXPENSES
Finance expense	(0.6)	(1.0)	(2.7)	(3.5)
Foreign exchange gain	0.5	1.5	1.6	1.9
Other (loss) gain (note 10)	(4.3)	3.5	(2.6)	1.5
EARNINGS BEFORE INCOME TAXES	$78.2	$33.9	$242.5	$49.8

INCOME TAXES
Current income tax expense	(15.0)	(0.4)	(53.2)	(1.4)
Deferred income tax expense	(23.8)	(34.9)	(26.4)	(51.9)
NET EARNINGS (LOSS)	$39.4	($1.4)	$162.9	($3.5)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(3.8)	(14.8)	4.0	(15.9)
Net change in fair value of fuel hedging instruments, net of taxes	0.2	(0.9)	—	0.1
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(6.1)	(6.1)	(9.0)	(19.1)
Total other comprehensive loss	($9.7)	($21.8)	($5.0)	($34.9)
COMPREHENSIVE INCOME (LOSS)	$29.7	($23.2)	$157.9	($38.4)

EARNINGS (LOSS) PER SHARE (note 11)
– basic	$0.10	$0.00	$0.41	($0.01)
– diluted	$0.10	$0.00	$0.41	($0.01)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For nine months ended
	September 30,	September 30,
	2023	2022
SHARE CAPITAL (note 9)
Balance, beginning of the year	$3,703.8	$3,692.9
Issuance of shares related to Manitou acquisition (note 6)	13.4	—
Repurchase and cancellation of common shares	—	(10.4)
Issuance of shares related to share-based compensation	6.1	0.7
Issuance of shares related to dividend reinvestment plan ("DRIP")	2.9	3.0
Issuance of shares related to employee share purchase plan	4.1	1.4
Transfer from contributed surplus of share-based compensation redeemed	2.7	0.3
Issuance of shares through flow-through share agreements	—	6.9
Cancellation of unexchanged post-amalgamation shares	(1.5)	—
Exercise of Manitou warrants (note 6)	0.2	—
Balance, end of period	$3,731.7	$3,694.8

CONTRIBUTED SURPLUS
Balance, beginning of the year	$90.7	$89.5
Share-based compensation	3.5	4.4
Transfer to share capital of share-based compensation redeemed	(2.7)	(0.3)
Distribution of share-based compensation	(3.1)	(2.0)
Balance, end of period	$88.4	$91.6

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	($1.9)	$4.0
Net change in fair value of currency hedging instruments, net of taxes	4.0	(15.9)
	$2.1	($11.9)

Balance, beginning of the year on fuel hedging instruments	0.1	0.4
Net change in fair value of fuel hedging instruments, net of taxes	—	0.1
	$0.1	$0.5

Balance, beginning of the year on equity securities	($23.0)	($2.5)
Realized loss on sale of equity securities, reclassified to deficit, net of tax	0.3	—
Unrealized loss on equity securities, net of taxes	(9.0)	(19.1)
	($31.7)	($21.6)
Balance, end of period	($29.5)	($33.0)

DEFICIT
Balance, beginning of the year	($1,048.6)	($1,048.7)
Dividends (note 9(b))	(29.6)	(29.3)
Repurchase and cancellation of common shares	—	2.2
Cancellation of unexchanged post-amalgamation shares (note 9)	1.5	—
Reclassification of realized loss on sale of equity securities, net of tax	(0.3)	—
Net earnings (loss)	162.9	(3.5)
Balance, end of period	($914.1)	($1,079.3)

TOTAL EQUITY	$2,876.5	$2,674.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$39.4	($1.4)	$162.9	($3.5)
Adjustments for items not involving cash:
Amortization	47.2	49.9	139.6	125.9
Impairment	—	—	—	38.2
Inventory net realizable value adjustment	—	11.6	—	33.9
Foreign exchange gain	(0.5)	(1.5)	(1.6)	(1.9)
Current income tax expense	15.0	0.4	53.2	1.4
Deferred income tax expense	23.8	34.9	26.4	51.9
Share-based compensation	1.8	4.5	15.4	11.2
Finance expense	0.6	1.0	2.7	3.5
Other (note 12)	5.9	(3.3)	0.1	(8.3)
Changes in working capital and taxes paid (note 12)	(20.7)	(22.1)	(50.1)	(56.1)
	112.5	74.0	348.6	196.2
INVESTING ACTIVITIES
Mineral property, plant and equipment	(75.2)	(72.6)	(239.2)	(228.9)
Proceeds from sale of Esperanza Project	—	—	—	5.0
Proceeds from disposition of equity securities	—	—	0.1	—
Investment in equity securities	(1.1)	(1.2)	(2.7)	(3.9)
Manitou transaction costs (note 6)	—	—	(0.2)	—
	(76.3)	(73.8)	(242.0)	(227.8)
FINANCING ACTIVITIES
Dividends paid	(8.7)	(8.7)	(26.7)	(26.3)
Repurchase and cancellation of common shares	—	—	—	(8.2)
Proceeds from issuance of flow-through shares	—	4.6	—	10.4
Proceeds from the exercise of options and warrants	0.6	—	6.3	0.7
	(8.1)	(4.1)	(20.4)	(23.4)
Effect of exchange rates on cash and cash equivalents	(0.8)	(0.9)	(0.1)	(0.8)
Net increase (decrease) in cash and cash equivalents	27.3	(4.8)	86.1	(55.8)
Cash and cash equivalents - beginning of period	188.6	121.5	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$215.9	$116.7	$215.9	$116.7
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2023 and 2022
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”), is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer engaged in the acquisition, exploration, development and extraction of precious metals, with diversified North American production from the Young-Davidson and the Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, Alamos has several development projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2022.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2023:
On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 25, 2023.

6	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	September 30, 2023	December 31, 2022
Sales tax receivables
Canada	$11.4	$15.1
Mexico	28.2	16.4
Other	0.8	1.1
Other receivables	5.5	4.6
	$45.9	$37.2

4.	INVENTORY

	September 30, 2023	December 31, 2022
In-process precious metals	$185.4	$159.4
Ore in stockpiles	11.9	10.0
Dore, and refined precious metals	9.3	7.6
Materials and supplies	63.3	57.2
	$269.9	$234.2
The amount of inventories recognized in mining and processing costs for the three and nine months ended September 30, 2023 was $110.7 million and $333.1 million (three and nine months ended September 30, 2022 - $105.2 million and $292.4 million). The amount of inventories recognized in amortization costs for the three and nine months ended September 30, 2023 was $47.2 million and $139.6 million (three and nine months ended September 30, 2022 - $49.9 million and $125.9 million).

5.	OTHER CURRENT ASSETS

	September 30, 2023	December 31, 2022
Prepaid assets	$10.8	$13.1
Advances on capital projects	0.4	3.1
Derivative assets (note 14)	2.5	—
	$13.7	$16.2

7	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2021	$1,629.3	$2,631.2	$285.6	$319.3	$4,865.4
Additions	40.2	143.8	123.7	22.1	329.8
Transfer of La Yaqui Grande assets[1]	121.0	19.0	(140.0)	—	—
Revisions to decommissioning liabilities	—	6.7	—	—	6.7
Disposals	(1.7)	—	—	—	(1.7)
Sale of Esperanza Project	(0.4)	—	—	(89.6)	(90.0)
At December 31, 2022	$1,788.4	$2,800.7	$269.3	$251.8	$5,110.2
Additions	29.6	111.0	95.7	15.8	252.1
Acquisition of Manitou Gold Inc.(i)	—	—	—	20.0	20.0
Disposals	(1.0)	—	—	—	(1.0)
At September 30, 2023	$1,817.0	$2,911.7	$365.0	$287.6	$5,381.3

Accumulated amortization and impairment expense
At December 31, 2021	$717.8	$811.8	$142.4	$84.9	$1,756.9
Amortization	91.7	89.4	—	—	181.1
Disposals	(1.2)	—	—	—	(1.2)
Impairment expense on Esperanza Project	—	—	—	38.2	38.2
Sale of Esperanza Project	(0.4)	—	—	(38.2)	(38.6)
At December 31, 2022	$807.9	$901.2	$142.4	$84.9	$1,936.4
Amortization	78.1	73.4	—	—	151.5
Disposals	(0.2)	—	—	—	(0.2)
At September 30, 2023	$885.8	$974.6	$142.4	$84.9	$2,087.7

Net carrying value
At December 31, 2022	$980.5	$1,899.5	$126.9	$166.9	$3,173.8
At September 30, 2023	$931.2	$1,937.1	$222.6	$202.7	$3,293.6
1.La Yaqui Grande commenced commercial production on June 20, 2022.

8	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
The net carrying values by segment (refer to note 13 for determination of a segment) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$645.9	$841.6	—	—	$1,487.5
Island Gold	122.0	985.7	192.5	39.8	1,340.0
Mulatos	159.9	109.8	30.1	—	299.8
Corporate and other	3.4	—	—	162.9	166.3
At September 30, 2023	$931.2	$1,937.1	$222.6	$202.7	$3,293.6

Young-Davidson	$663.2	$841.5	—	—	$1,504.7
Island Gold	114.5	939.8	100.5	19.8	1,174.6
Mulatos	199.2	118.2	26.4	—	343.8
Corporate and other	3.6	—	—	147.1	150.7
At December 31, 2022	$980.5	$1,899.5	$126.9	$166.9	$3,173.8
(i) Acquisition of Manitou Gold Inc.
On May 23, 2023, the Company acquired all the issued and outstanding common shares of Manitou Gold Inc. ("Manitou") not previously owned by the Company, by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement Manitou shareholders received 0.0035251 of an Alamos share for each Manitou share held. Prior to the closing of the Arrangement, the Company owned 65,211,077 Manitou shares, which represented approximately 19% of Manitou's basic common shares outstanding.
Upon closing of the transaction, the Company issued 984,760 common shares as part of the consideration. In addition, the Company issued 60,833 common shares as payment for the change of control obligations for departing management. Common shares issued were valued at the closing share price on May 23, 2023 of CAD $17.37. Total consideration for the acquisition was $16.7 million, including transaction costs of $0.2 million.
Management determined that the acquisition of Manitou did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The allocation of the purchase price to the net assets acquired are as follows:

Fair value of total shares issued (note 9)	$13.4
Fair value of 19% interest in Manitou prior to acquisition	3.1
Transaction costs	0.2
Total consideration	$16.7

Net assets acquired
Mineral property, plant and equipment	$20.0
Current liabilities (a)	(1.5)
Decommissioning liabilities	(1.8)
$16.7
(a) Included in current liabilities are $1.1 million of Canadian dollar denominated share purchase warrants which were recognized as a liability at the date of acquisition (note 8). During the three months ended September 30, 2023, 14,100 warrants were exercised for gross proceeds of $0.2 million (note 9).
The Manitou mineral property has been recognized as part of the Island Gold reportable operating segment (note 13).
(ii) Other
The carrying value of construction in progress at September 30, 2023 was $234.0 million (December 31, 2022 - $155.8 million).

9	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

7.	OTHER NON-CURRENT ASSETS

	September 30, 2023	December 31, 2022
Investment tax credits	$28.6	$28.2
Esperanza Milestone Payments (i)	16.5	19.1
Other	12.1	12.1
	$57.2	$59.4
(i) Esperanza Milestone Payments
The Esperanza Milestone Payments ("Milestone Payments") resulted from the sale of the Esperanza project to Zacatecas Silver Corp. on April 12, 2022. The fair value of the Milestone Payments is recalculated at each reporting date, based on management's estimate of the timing and probability (note 14), resulting in a decrease of $3.6 million and $2.4 million for the three and nine months ended September 30, 2023, respectively.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2023	December 31, 2022
Trade accounts payable and accrued liabilities	$141.3	$147.6
Royalties payable	2.5	2.2
Share purchase warrants (note 6)	0.9	—
Derivative liabilities (note 14)	0.2	4.2
Share-based compensation liability	25.3	18.3
Current portion of decommissioning liability	8.2	8.5
Current portion of equipment financing obligations	0.4	0.4
	$178.8	$181.2

10	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

9.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2021	391,889,733	$3,692.9
Shares issued through:
Share-based compensation plans	1,198,125	7.6
Shares repurchased and cancelled	(1,100,000)	(10.4)
Flow-through share financing	922,483	6.9
DRIP	527,770	4.1
Share purchase plan	373,806	2.7
Cancellation of unexchanged shares	(5,428)	—
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	1,044,961	8.8
Manitou acquisition (note 6)	1,045,593	13.4
DRIP (ii)	254,077	2.9
Share purchase plan (iii)	356,229	4.1
Cancellation of unexchanged post-amalgamation shares	(203,755)	(1.5)
Exercise of Manitou warrants (note 6)	14,100	0.2
Outstanding at September 30, 2023	396,317,694	$3,731.7

(i) Normal Course Issuer Bid
In December 2022, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 34,670,378 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2023. For the nine months ended September 30, 2023, the Company did not purchase any Common Shares.
(ii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the nine months ended September 30, 2023, the Company issued 254,077 shares pursuant to the DRIP, valued at $2.9 million (nine months ended September 30, 2022, issued 422,194 shares, valued at $3.0 million).

(iii) Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month or the shares may be purchased for plan participants in the open market. During the nine months ended September 30, 2023, the Company issued 356,229 shares from treasury pursuant to the Employee Share Purchase Plan (nine months ended September 30, 2022 - 186,557 shares).
(iv) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

11	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2021	4,601,726	$7.47
Granted	634,727	9.53
Exercised	(1,198,125)	5.89
Forfeited	(113,477)	6.68
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	477,690	14.07
Exercised	(1,044,961)	7.89
Forfeited	(215,007)	10.4
Outstanding at September 30, 2023	3,142,573	$9.19
During the nine months ended September 30, 2023, the weighted average share price at the date of exercise for stock options exercised was CAD $16.29 (for the year ended December 31, 2022, the average share price when options were exercised was CAD $11.98 per share).
Stock options granted
During the nine months ended September 30, 2023, the Company granted 477,690 stock options (nine months ended September 30, 2022 - 634,727). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2023	September 30, 2022
Weighted average share price at grant date (CAD$)	14.07	9.53
Average risk-free rate	3.86%	1.48%
Average expected dividend yield	0.96%	1.20%
Average expected stock price volatility (based on historical volatility)	48%	53%
Average expected life of option (months)	42	54
Weighted average per share fair value of stock options granted (CAD$)	5.03	3.80
Stock options outstanding and exercisable as at September 30, 2023:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	687,111	6.57	2.0	687,111	6.57
$7.01 - $8.00	451,560	7.62	3.3	451,560	7.62
$8.01 - $9.00	15,571	8.63	3.4	15,571	8.63
$9.01 - $11.00	1,560,641	9.49	4.2	868,462	9.46
$11.01 - $14.07	427,690	14.07	6.4	—	—
	3,142,573	$9.19	3.9	2,022,704	$8.06

12	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
(v)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2021	2,168,184	911,428	1,329,655
Granted	905,058	143,178	497,895
Forfeited	(296,907)	—	(72,522)
Settled	(641,786)	—	(404,603)
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	740,338	110,811	364,668
Forfeited/expired	(179,535)	—	(134,563)
Settled	(37,135)	(154,025)	(426,163)
Outstanding units, September 30, 2023	2,658,217	1,011,392	1,154,367
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
b) Dividends
During the nine months ended September 30, 2023, the Company declared dividends totaling $29.6 million, of which $26.7 million were paid in cash (nine months ended September 30, 2022 - $29.3 million). The remaining $2.9 million were issued in the form of common shares pursuant to the Company's DRIP ( nine months ended September 30, 2022 - $3.0 million in shares) (note 9ii).
c) Base shelf prospectus
On May 31 2023, the Company announced that it had filed a base shelf prospectus dated May 31, 2023 (the “Base Shelf Prospectus”) with the Ontario Securities Commission, relying on the well-known seasoned issuer exemption, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (on Form F-10 (the “Registration Statement”). The Base Shelf Prospectus qualifies the issuance of up to US$500,000,000 (or the equivalent in other currencies) of Class A common shares, debt securities, warrants and subscription receipts (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada, and the Registration Statement registers the Securities for offers and sales in the United States using the multijurisdictional disclosure system. The Base Shelf Prospectus is effective for a period of 25 months.

10.	OTHER (LOSS) GAIN

Other (losses) gains recorded in net earnings (loss)	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Unrealized gain on non-hedged derivatives	$0.6	$3.7	$1.1	$4.9
Fair value adjustment on Milestone payments (note 14)	(3.6)	—	(2.4)	—
Reduction of obligation to renounce flow-through exploration expenditures	—	1.5	0.7	1.5
Turkish Projects holding costs and arbitration costs	(0.6)	(2.2)	(1.6)	(4.2)
Loss on disposal of assets	—	—	(0.8)	(0.5)
Holding costs related to the El Chanate mine	(0.4)	(0.1)	(0.6)	(0.3)
Other	(0.3)	0.6	1.0	0.1
	($4.3)	$3.5	($2.6)	$1.5

13	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

11.	EARNINGS (LOSS) PER SHARE
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Net earnings (loss)	$39.4	($1.4)	$162.9	($3.5)
Weighted average number of common shares outstanding (in thousands)	396,117	391,794	395,149	391,882
Basic earnings (loss) per share	$0.10	$0.00	$0.41	($0.01)

Dilutive effect of potential common share equivalents (in thousands)	2,710	—	2,689	—

Diluted weighted average number of common shares outstanding (in thousands)	398,827	391,794	397,838	391,882
Diluted earnings (loss) per share	$0.10	$0.00	$0.41	($0.01)

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $16.14 and CAD $15.96 for the three and nine months ended September 30, 2023 (CAD $9.66 and CAD $9.70 for the three and nine months ended September 30, 2022) or the inclusion of the equity securities had an anti-dilutive effect on net loss. For the periods in which the Company records a net loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
(thousands)	2023	2022	2023	2022
Stock options	—	5,001	—	5,001

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Amounts receivable	($10.6)	($13.3)	($8.0)	($9.3)
Inventory	(0.3)	(6.0)	(25.2)	(39.2)
Prepaid expenses	4.3	1.2	5.2	1.9
Accounts payable and accrued liabilities	(11.4)	(4.0)	(17.3)	(8.2)
Income taxes paid	(2.7)	—	(4.8)	(1.3)
	($20.7)	($22.1)	($50.1)	($56.1)

14	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

Other items:	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Unrealized gain on non-hedged derivatives	($0.6)	($3.7)	($1.1)	($4.9)
Reduction of obligation to renounce flow-through exploration expenditures	—	(1.5)	(0.7)	(1.5)
Proceeds from employee share purchase plan	1.3	0.9	3.1	0.9
Reclamation activities	—	—	(0.3)	(0.1)
Credit facility standby fees	(0.5)	(0.5)	(1.5)	(1.5)
Distribution of share-based compensation	—	—	(7.9)	(3.5)
Fair value adjustment for Milestone payments (note 14)	3.6	—	2.4	—
Interest received	2.0	0.5	5.0	1.0
Loss on disposal of assets	—	—	0.8	0.5
Other items	0.1	1.0	0.3	0.8
	$5.9	($3.3)	$0.1	($8.3)

13.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. Significant information relating to the Company's reporting operating segments is as follows:
(a) Segment revenues and results

For the three months ended September 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$87.9	$68.1	$100.2	—	$256.2
Cost of sales
Mining and processing	41.4	20.8	46.1	—	108.3
Royalties	1.3	0.7	0.5	—	2.5
Amortization	19.7	9.8	17.7	—	47.2
	62.4	31.3	64.3	—	158.0
Expenses
Exploration	1.0	1.2	4.8	0.5	7.5
Corporate and administrative	—	—	—	6.3	6.3
Share-based compensation	—	—	—	1.8	1.8
Earnings (loss) from operations	$24.5	$35.6	$31.1	($8.6)	$82.6
Finance expense					(0.6)
Foreign exchange gain					0.5
Other loss					(4.3)
Earnings before income taxes					$78.2

15	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

For the nine months ended September 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$260.5	$187.8	$320.4	—	$768.7
Cost of sales
Mining and processing	123.4	59.9	140.6	—	323.9
Royalties	3.9	1.9	1.7	—	7.5
Amortization	56.3	28.0	55.3	—	139.6
	183.6	89.8	197.6	—	471.0
Expenses
Exploration	2.5	2.8	9.4	1.4	16.1
Corporate and administrative	—	—	—	20.0	20.0
Share-based compensation	—	—	—	15.4	15.4
Earnings (loss) from operations	$74.4	$95.2	$113.4	($36.8)	$246.2
Finance expense					(2.7)
Foreign exchange gain					1.6
Other loss					(2.6)
Earnings before income taxes					$242.5

For the three months ended September 30, 2022
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$85.6	$54.8	$73.2	—	$213.6
Cost of sales
Mining and processing	41.5	19.7	43.0	—	104.2
Inventory net realizable value adjustment	—	—	11.6	—	11.6
Royalties	1.3	0.7	0.4	—	2.4
Amortization	21.1	8.6	20.2	—	49.9
	63.9	29.0	75.2	—	168.1
Expenses
Exploration	0.8	1.4	2.1	0.4	4.7
Corporate and administrative	—	—	—	6.4	6.4
Share-based compensation	—	—	—	4.5	4.5
Earnings (loss) from operations	$20.9	$24.4	($4.1)	($11.3)	$29.9
Finance expense					(1.0)
Foreign exchange gain					1.5
Other gain					3.5
Earnings before income taxes					$33.9

16	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

For the nine months ended September 30, 2022
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$269.7	$167.3	$152.3	—	$589.3
Cost of sales
Mining and processing	122.3	57.6	108.9	—	288.8
Inventory net realizable value adjustment	—	—	33.9	—	33.9
Royalties	4.2	1.9	0.8	—	6.9
Amortization	61.8	25.7	38.4	—	125.9
	188.3	85.2	182.0	—	455.5
Expenses
Exploration	4.0	4.0	6.5	1.3	15.8
Corporate and administrative	—	—	—	18.7	18.7
Share-based compensation	—	—	—	11.2	11.2
Impairment charge	—	—	—	38.2	38.2
Earnings (loss) from operations	$77.4	$78.1	($36.2)	($69.4)	$49.9
Finance expense					(3.5)
Foreign exchange gain					1.9
Other gain					1.5
Earnings before income taxes					$49.8
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Young-Davidson	$1,666.5	$1,644.9	$365.3	$353.2
Island Gold	1,374.7	1,222.5	461.8	415.5
Mulatos [1]	626.5	606.0	164.0	143.1
Corporate/other [2]	242.5	200.8	42.6	41.3
Total assets and liabilities	$3,910.2	$3,674.2	$1,033.7	$953.1
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

14.	FINANCIAL INSTRUMENTS
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2023. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

17	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

	September 30, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments (note 7)	—	—	16.5	—	—	19.1
Esperanza silver stream held for sale	—	—	—	—	—	5.0
Gold options not designated as hedging instruments[1]	—	1.2	—	—	0.1	—
Share purchase warrants (note 6)	—	(0.9)	—	—	—	—
Fair value through OCI
Equity securities	14.0	—	—	18.6	—	—
Currency derivatives designated as hedging instruments[1]	—	0.9	—	—	(4.3)	—
Fuel options designated as hedging instruments[1]	—	0.2	—	—	—	—
	$14.0	$1.4	$16.5	$18.6	($4.2)	$24.1
1On a gross basis, total derivatives recognized as at September 30, 2023 consist of total assets of $2.5 million (note 5) and total liabilities of $0.2 million
(note 8) (December 31, 2022 - total assets of nil and total liabilities of $4.2 million).
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the nine months ended September 30, 2023.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair value measurement of the silver stream and Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value of the silver stream and Milestone Payments requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments is 14.75%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets.

b) Derivative Instruments

The fair value of derivative instruments is as follows:	September 30,	December 31,
	2023	2022
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$0.9	($4.3)
Fuel options	0.2	—
	$1.1	($4.3)
Derivatives not designated as hedging instruments
Gold options	$1.2	$0.1

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.

18	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2023 recorded in accumulated other comprehensive income is:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Balance, beginning of the period	$5.9	$2.9	($1.9)	$4.0
Change in value on currency instruments	(2.3)	(19.2)	10.6	(19.7)
Less: realized loss on CAD currency instruments	—	1.1	0.8	1.1
Less: realized gain on MXN currency instruments	(2.6)	(1.4)	(6.0)	(2.4)
Deferred income tax related to hedging instruments	1.1	4.7	(1.4)	5.1
	$2.1	($11.9)	$2.1	($11.9)
For the three and nine months ended September 30, 2023, the Company did not recognize any ineffectiveness on the hedging instruments.
The outstanding contracts as at September 30, 2023, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2023	Collars	120.0	1.30	1.37
2023	Bought Puts	3.0	1.36	—
2023	Forwards	6.0	1.34	—
2024	Collars	294.0	1.33	1.37
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2023	Collars	255.0	20.46	22.59
2024	Collars	150.0	18.00	20.80
The fair value of these contracts was an asset of $0.9 million as at September 30, 2023 (December 31, 2022 - liability of $4.3 million).
Gold option contracts

As at September 30, 2023, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold option contracts are outstanding as of September 30, 2023:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2023 [1]	Collars	24,225	$1,858	$2,249
2024	Collars	8,250	$1,900	$2,341
1.The Company also has 10,725 ounces of sold put options at an average price of $1,616 per ounce that mature in 2023.
The fair value of these contracts was an asset of $1.2 million at September 30, 2023 (December 31, 2022 - asset of $0.1 million). Subsequent to quarter end, the Company hedged an additional 21,000 ounces which will ensure a minimum average gold price of $1,907 per ounce and a maximum average realized gold price of $2,261, and which will settle throughout 2024.
The Company realized a gain of nil and a loss of $0.1 million related to the settlement of option contracts which is recorded in operating revenues for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022

19	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT
- realized gain of $2.1 million). The Company recorded an unrealized gain of $0.6 million and $1.1 million for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - unrealized gain of $3.7 million and $4.9 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which cash settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
The effective portion of the changes in fair value of the fuel contracts for the three and nine months ended September 30, 2023 recorded in accumulated other comprehensive loss is:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Balance, beginning of the period	($0.1)	$1.4	$0.1	$0.4
Change in value on fuel contracts	0.4	(0.6)	0.1	2.3
Less: realized gain on fuel contracts	—	(0.7)	—	(2.2)
Deferred income tax related to fuel contracts	(0.2)	0.4	(0.1)	—
	$0.1	$0.5	$0.1	$0.5
The following fuel option contracts are outstanding as of September 30, 2023:

Period Covered	Contract type	Gallons subject to contract	Average purchase call option/gallon	Average sold put option/gallon
2023	Collars	378,000	$3.20	$2.92
2024	Collars	504,000	$2.55	$2.22
The fair value of these contracts was a liability of $0.2 million at September 30, 2023 (December 31, 2022 - nil).
c) Revolving Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2023, the Company is in compliance with the covenants.

20	Alamos Gold Inc.

Q3 2023 FINANCIAL REPORT

15.	COMMITMENTS
Capital commitments
    As of September 30, 2023, the Company has $102.0 million in committed capital purchases (December 31, 2022 - $155.4 million), of which $96.8 million is related to the Island Gold Phase 3+ Expansion (December 31, 2022 - $115.1 million).
Royalties
The Company is obliged to make certain royalty payments on its mineral properties (note 13). The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim

21	Alamos Gold Inc.